Exhibit 2

Oi S.A. - In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Call of the Board of Directors

Oi S.A. – In Judicial Reorganization (“Company”) informs its shareholders and the market that, on this date, a meeting of the Company’s Board of Directors was called for July 22, 2016 at 4 p.m. to assess the requirement to call the Extraordinary General Shareholders’ Meeting presented by the shareholder Societé Mondiale Fundo de Investimento em Ações.

The Company will keep its shareholders and the market informed of any development of the subject matter of this Notice to the Market.

Rio de Janeiro, July 20, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer